Exhibit 12.1

VALERO ENERGY PARTNERS LP

STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands)

	Pro Forma
	Nine Months Ended September 30, 2016		Fiscal Year Ended December 31, 2015(a)
Earnings:
Income before income taxes	$124,356		$65,808
Add:
Fixed charges	11,983		8,521
Amortization of capitalized interest	3		1
Less:
Capitalized interest	(48)		(31)

Total Earnings	$136,294		74,229

Fixed charges:
Interest and debt expenses, net of capitalized interest	$15,038		$11,868
Capitalized interest	48		31
Rental expense interest factor (b)	2,353		2,377

Total fixed charges	$17,439		$14,276

Ratio of earnings to fixed charges	7.8	x	5.2	x

(a)	Amounts have been retrospectively adjusted for the acquisitions of businesses under common control.
(b)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.